UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-40408)

Global-E Online Ltd.

(Translation of registrant’s name into English)

Global-E Online Ltd

25 Basel Street,

Petah Tikva 4951038, Israel

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☐

EXPLANATORY NOTE

On January 4, 2022, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-E Announces Closing of Acquisition of Flow Commerce and Expansion of its Leadership Team” A copy of the press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated January 4, 2022 titled “Global-E Announces Closing of Acquisition of Flow Commerce and Expansion of its Leadership Team”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd. (Registrant)

By:	/s/ Amir Schlachet
Name:	Amir Schlachet
Title:	Chief Executive Officer

Date: January 5, 2022